

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 20, 2010

Mr. Martin S. Smiley
Executive Vice President and Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Connecticut 06854-0566

      RE: **mPhase Technologies, Inc.**
              Form 8-K dated April 16, 2010
              Filed April 19, 2010
              File No. 000-30202

Dear Mr. Smiley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note you identify your filing on the cover page with a Commission File Number 000-24969 although your file number is 000-30202. Please revise the filing and all future Exchange Act filings made with us for mPhase Technologies, Inc. to use the Commission File Number 000-30202.

2. Your disclosures that the errors relate to the failure to record, pursuant to ETIF-0019, a "contingent" liability on its balance sheet for fiscal year June 30, 2008 and the "reversal of the same" for the quarter ended September 30, 2008 may be confusing to investors and do not appear consistent with your previous discussions with the staff. Please note that Item 4.02(a)(2) of Form 8-K requires you to provide a brief description of the facts underlying the conclusion to restate to the extent known to you at the time of filing.

   - Please revise the paragraph to clearly indicate that the error related to the fact that the company incorrectly classified certain of its warrant contracts as equity instead of liabilities as required by the guidance in FASB Accounting Standards Codification Topic 815 (previously known as EITF 00-19) and to indicate that the financial statements were restated to correctly classify the fair value of the warrant contracts as liabilities and, thereafter, to account for the changes in the fair value of the liabilities through the statement of operations.

   - In addition, your reference to a reversal of the "contingent" liability in the quarter ended September 2008 is also confusing. Did you intended to disclose that the fair value of the warrant liabilities was zero at September 30, 2008? As also requested in our comments on your amended Form 10-K, tell us your reasons for reaching such a conclusion. We note from your response to staff comments dated December 16, 2009, that the company would still be required to classify and record some of the warrant contracts as liabilities as of June 30, 2009.

3. In future filings, including the requested amendment to this Form 8-K, when you make references to US GAAP, please refer to the applicable FASB Accounting Standards Codification. For example, instead of referring to EITF 00-19 (not ETIF 00-19 as currently disclosed) you should refer to FASB ASC Topic 815.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

If you have any questions, please call me at 202 551-3671. You may also call Dennis Hult, Staff Accountant at 202 551-3618 or Jay Webb, Reviewing Accountant at 202 551-3603.

Sincerely,

Martin James
Senior Assistant Chief Accountant